UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8-71001

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/25___ AND ENDING ___12/31/25___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **ASPIDA FINANCIAL DISTRIBUTORS, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8111 ASHLANE WAY, SUITE 207
(No. and Street)

SPRING	TX	77382
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ivana Shumberg	713-582-4897	ishumberg@aspida.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

725 S. Figueroa St.	Los Angeles	Ca	90017
(Address)	(City)	(State)	(Zip Code)
10/10/2003		42	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Deirde Patten_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Aspida Financial Distributors, LLC_____, as of __12/31_____, 2 _025_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Signed by: Deirdre Patten
073C0B14EDA84EC...

Title: CEO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Aspida Financial Distributors, LLC

Financial Statements and Supplemental Schedules
As of and for the Year Ended December 31, 2025
With Report of Independent Registered Public Accounting Firm



Ernst & Young LLP
Suite 500
725 South Figueroa Street
Los Angeles, CA 90017

Tel: +1 213 977 3200
Fax: +1 213 977 3152
ey.com

**Shape the future
with confidence**

Report of Independent Registered Public Accounting Firm

To the Member and Those Charged with Governance of Aspida Financial Distributors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Aspida Financial Distributors, LLC (the "Company") as of December 31, 2025, the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules 1 and 2 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2025.

March 30, 2026

Aspida Financial Distributors, LLC
Statement of Financial Condition
December 31, 2025

ASSETS		
Cash and cash equivalents	$	207,238
Receivable from affiliate		291,857
Prepaid expenses		15,901
Total assets	$	514,996
LIABILITIES		
Payable to affiliate	$	92,352
Accrued expenses		25,000
Total liabilities	$	117,352
MEMBER'S EQUITY		
Paid in capital	$	440,000
Retained earnings (deficit)		(42,356)
Total member's equity		397,644
Total liabilities and member's equity	$	514,996

See accompanying notes to the financial statements

Aspida Financial Distributors, LLC
Statement of Income
Year ended December 31, 2025

REVENUE		
Service revenue	$	291,857
Commission revenue		137,677
Other revenue		4,310
Total revenue	$	433,844
EXPENSES		
Commission expense	$	137,677
Personnel costs		123,386
Professional fees		112,536
Occupancy expense		29,528
Technology expense		29,209
Equipment expense		15,401
Licenses and fees		13,326
Other operating expenses		1,539
Total expenses		462,602
Net income (loss)	$	(28,758)

See accompanying notes to the financial statements

4

Aspida Financial Distributors, LLC
Statement of Changes in Member's Equity
Year ended December 31, 2025

	Paid in Capital	Retained Earnings (Deficit)	Total Member's Equity
Balance at January 1, 2025	$ 90,000	$ (13,598)	$ 76,402
Capital contribution	350,000	—	350,000
Net income (loss)	—	(28,758)	(28,758)
Balance at December 31, 2025	$ 440,000	$ (42,356)	$ 397,644

See accompanying notes to the financial statements

Aspida Financial Distributors, LLC
Statement of Cash Flows
Year ended December 31, 2025

Operating Activities

Net income (loss)	$	(28,758)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Change in receivable from affiliate		(291,857)
Change in prepaid expenses		(15,901)
Change in payable to affiliate		92,352
Change in accrued expenses		25,000
Net cash provided by (used in) operating activities	$	(219,164)

Financing Activities

Capital contribution received	$	350,000
Net cash provided by financing activities	$	350,000

Net change in cash	$	130,836
Cash at beginning of period		76,402
Cash at end of period	$	207,238

See accompanying notes to the financial statements

Aspida Financial Distributors, LLC
Notes to the Financial Statements
Year ended December 31, 2025

Note 1 — Organization

Aspida Financial Distributors, LLC ("AFD" or the "Company") is a Delaware limited liability company and wholly owned subsidiary of Aspida Holdings, LLC ("AHLLC" or the "Parent"). AHLLC is a Delaware limited liability company and wholly owned subsidiary of Aspida Holdings, Ltd. ("AHLtd"), a Cayman exempted company and indirect subsidiary of Ares Management Corporation ("Ares"), a Delaware corporation. The Company serves as the principal distributor of registered index-linked annuity contracts ("RILA"), variable life insurance policies and variable annuity contracts ("Variable Products"), and private placement variable annuity contracts and private placement variable life insurance policies ("PPVC") of Aspida Life Insurance Company ("ALIC"), a Michigan life insurance company and wholly owned subsidiary of AHLLC. AFD is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The registration with FINRA was effective May 9, 2025.

Note 2 — Summary of Significant Accounting Policies

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant accounting policies used in preparing the Company's financial statements are described below:

Cash and Cash Equivalents
Cash and cash equivalents include primarily cash on deposit with banks, money market funds, and investments in highly liquid instruments with original maturities of three months or less. As of December 31, 2025, the Company had $207,238 of demand deposits held at a financial institution. The Company did not have cash equivalents as of December 31, 2025.

Commission Revenue
The Company earns upfront and trail commission revenue from the distribution of RILA, PPVC, and Variable Products issued by ALIC. Upfront commission revenue is earned when the contract is sold as the performance obligation is met at that time. Trail commission revenue is earned over the time the contract is in effect. Sales agents must elect either the upfront or trail commission structure when the policy is issued. As of December 31, 2025, the Company did not have any policies in effect that elected the trail commission structure. The Company acts in a principal capacity with respect to the services provided, and therefore presents commission revenue gross of the related commission expense.

Service Revenue
Under an intercompany management agreement between AFD and Aspida Financial Services, LLC ("AFS"), a North Carolina limited liability company and wholly owned subsidiary of AHLLC, AFS pays the Company on behalf of ALIC a service fee in the amount of 105% of all direct expenses incurred by the Company. The service revenue is earned over time as the performance obligation is satisfied

through ongoing broker dealer services provided by AFD to ALIC. The Company acts in a principal capacity with respect to the services provided, and therefore presents service revenue gross of the related direct expenses.

Commission Expense
Commissions are paid to third parties on behalf of the Company related to the upfront and trail commissions earned on the RILA, PPVC, and Variable Products issued by ALIC. The Company records commission expense to reflect the amounts to be paid on its behalf by ALIC.

Income Taxes
The Company is a disregarded entity for tax purposes and is not subject to federal or state income taxes in the United States or any foreign jurisdiction.

Segment Reporting
The Company operates as a single reportable segment as the principal distributor of registered index-linked annuity and insurance products, private placement variable annuity contracts and insurance policies, and variable annuity contracts and life insurance policies solely for the benefit of ALIC, which is the Company's only customer and source of revenue. The Executive Management Team of AHLtd. serves as the Company's chief operating decision maker ("CODM"), which assesses the overall performance of the Company and determines the allocation of resources using net income (loss) as the measure of profit and loss as presented on the Statement of Income. The CODM also reviews net capital, which is discussed in Note 3, to make decisions regarding the allocation of resources while maintaining sufficient capital. Segment assets are the same as those reported for AFD on the Statement of Financial Condition and significant segment expenses are the same as those reported for AFD on the Statement of Income.

Recent Accounting Pronouncements
The Company has reviewed all recently issued accounting standards updates ("ASU") issued by the Financial Accounting Standards Board ("FASB"). The Company has determined that none of the recently issued ASUs, whether adopted or not, are expected to have a material impact on the financial statements or related disclosures.

Note 3 — Net Capital Requirements

As a registered broker dealer, the Company is required to maintain minimum net capital levels and ensure the ratio of aggregate indebtedness to net capital does not exceed 15 to 1 in accordance with Rule 15c3-1 of the Securities Exchange Act of 1934. As of December 31, 2025, the Company had net capital of $182,238, which was $177,238 in excess of the required net capital amount of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.14 to 1 as of December 31, 2025. See Schedule 1 for the computation of net capital under Rule 15c3-1.

Note 4 — Fair Value of Financial Instruments

In accordance with US GAAP, financial instruments are generally categorized into a three-level hierarchy based on the level of judgment associated with the inputs used to measure their fair value.

Financial assets and liabilities recorded at fair value are categorized as follows:

Level 1: Unadjusted quoted prices for identical assets or liabilities in an active market.

Level 2: Quoted prices for inactive markets or valuation techniques that require observable direct or indirect inputs for substantially the full term of the asset or liability.

Level 3: Prices or valuation techniques with unobservable inputs significant to the overall fair value estimate.

The Company's financial instruments consist primarily of cash, which has a carrying amount that equals fair value and would be classified as Level 1. The Company had no financial assets or liabilities classified as Level 2 or Level 3 as of December 31, 2025.

Note 5 — Related Party Transactions

The Company is party to a distribution agreement (the "Distribution Agreement") with ALIC, a related party, that allows AFD to serve as the principal distributor of the RILA, PPVC, and Variable Products issued by ALIC in exchange for compensation. Under the terms of the Distribution Agreement, AFD is entitled to receive commission revenue from ALIC for the services performed. Commission revenue is recognized once the policy is issued as the performance obligation is met at that time. For the year ended December 31, 2025, the Company earned $137,677 in total commission revenue from ALIC.

The Company is also subject to a management agreement with AFS, a related party, whereby certain expenses are shared. Under the terms of this expense sharing agreement (the "Management Agreement"), AFS makes available to AFD certain personnel and facilities necessary for the Company to conduct business. Expenses such as occupancy, personnel costs, IT systems and services, and other operating costs are allocated to AFD based on agreed upon percentages using time studies and other methods to determine appropriate amounts in accordance with the Management Agreement. For the year ended December 31, 2025, the Company had $184,922 of total allocated expenses, which included personnel costs of $123,386, occupancy expense of $29,528, technology expense of $29,209, and licenses and fees of $2,799.

Under the terms of the Management Agreement, the Company also receives from AFS a service fee in the amount of 105% of all direct expenses incurred by the Company as compensation for broker dealer services provided to ALIC. For the year ended December 31, 2025, the Company earned $291,857 in total service revenue.

As of December 31, 2025, the Company had amounts receivable from and payable to related parties totaling $291,857 and $92,352, respectively. These amounts arose from transactions in the ordinary course of business under the terms of the Distribution Agreement and the Management Agreement.

Note 6 — Commitments and Contingencies

The Company may be subject to litigation and regulatory enforcement actions that arise in the ordinary course of business. As of December 31, 2025, the Company had no pending or threatened

legal or regulatory matters that would have a material effect on AFD's financial position or results of operations.

Note 7 — Subsequent Events

The Company has evaluated the effect subsequent events would have on the financial statements through March 30, 2026, which is the date these financials statements were available to be issued. Based on this evaluation, no events have occurred subsequent to December 31, 2025 that require disclosure or adjustment to the financial statements.

Aspida Financial Distributors, LLC
Schedule 1 - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2025

Computation of Net Capital

Total member's equity	$	397,644
Less non-allowable assets:		
Prepaid expenses		15,901
Net receivable from affiliate[1]		199,505
Net capital	$	182,238

Computation of Basic Net Capital Requirements

Total liabilities	$	117,352
Less payable to affiliate		92,352
Aggregate indebtedness	$	25,000
Minimum net capital required (the greater of $5,000 or 1/8th of aggregate indebtedness)		5,000
Excess net capital	$	177,238
Ratio of aggregate indebtedness to net capital		0.14

There were no material differences between the net capital computation above and the computation included in the Company's corresponding unaudited FOCUS Report Form X-17A-5, Part IIA for the period ended December 31, 2025, which was filed on January 27, 2026.

---

[1] The Net receivable from affiliate is comprised of the $291,857 Receivable from affiliate and the $92,352 Payable to affiliate, each presented separately in the Statement of Financial Condition. As these amounts relate to the same affiliate party, they are presented on a net basis for the purpose of computing net capital, in accordance with Rule 15c3-1.

Aspida Financial Distributors, LLC
Schedule 2 - Computation for Determination of Reserve Requirements and Information for Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2025

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934 under Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5. Under this exemption, the Computation for Determination of Reserve Requirements and Information for Possession or Control Requirements is not required as of December 31, 2025.



Ernst & Young LLP
Suite 500
725 South Figueroa Street
Los Angeles, CA 90017

Tel: +1 213 977 3200
Fax: +1 213 977 3152
ey.com

Report of Independent Registered Public Accounting Firm

To Those Charged with Governance and Management of Aspida Financial Distributors, LLC

We have reviewed management's statements, included in the accompanying Aspida Financial Distributors, LLC's Exemption Report, in which Aspida Financial Distributors, LLC (the "Company") stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3.

(2) The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because, the Company limits its business activities exclusively to (1) service revenues with an affiliate and commissions revenues related to wholesale and distribution of registered insurance products and annuities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), from May 9, 2025 to December 31, 2025 without exception.

Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

This report is intended solely for the information and use of those charged with governance, management, the SEC, the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

March 30, 2026



Aspida Financial Distributors, LLC's Exemption Report

Aspida Financial Distributors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5, (d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 as the Company's business activities are limited to (1) service revenues with an affiliate and commissions revenues related to wholesale and distribution of registered insurance products and annuities. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts, as defined in Rule 15c3-3, from May 9 2025 to December 31, 2025 without exception.

Aspida Financial Distributors, LLC

I, Deirdre Patten, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Signed by:

Deirdre Patten

Deirdre Patten
Chief Executive Officer, Aspida Financial Distributors, LLC
March 30, 2026

ASPIDA FINANCIAL DISTRIBUTORS, LLC
8111 Ashlane Way, Suite 207 | Spring, TX 77382 | P: +1 (713) 582-4897 | Aspida.com

Annuities issued by Aspida Life Insurance Company
Registered annuity products distributed by Aspida Financial Distributors, LLC, member FINRA/SIPC



**Shape the future
with confidence**

Ernst & Young LLP
Suite 500
725 South Figueroa Street
Los Angeles, CA 90017

Tel: +1 213 977 3200
Fax: +1 213 977 3152
ey.com

Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures

To Those Charged with Governance and Management of Aspida Financial Distributors, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, on the accompanying Certification of Exclusion From Membership ("Form SIPC-3") for the period from May 9, 2025 to December 31, 2025. Management of Aspida Financial Distributors, LLC ("Company") is responsible for its Form SIPC-3 and for its compliance with the requirements for exclusion from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the period from May 9, 2025 to December 31, 2025 as noted on the accompanying Form SIPC-3. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the total revenues reported in the audited financial statements required by SEC Rule 17a-5 with the total revenues included in the accompanying Schedule of Form SIPC-3 Revenues for the period from May 9, 2025 to December 31, 2025.

   Total revenues as reported in the audited financial statements are $433,844, compared to $429,534 as reported in the Schedule of Form SIPC-3 Revenues. The difference of $4,310 relates to interest income earned on cash held in the Company's checking account.

2. Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the period from May 9, 2025 to December 31, 2025 to supporting schedules and working papers, including the Company's trial balance and audited financial statements.

   No findings were found as a result of applying the procedure.

3. Recalculated the arithmetical accuracy of the total revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the period from May 9, 2025 to December 31, 2025 and in the related schedules and working papers, including the Company's trial balance and audited financial statements.

   No findings were found as a result of applying the procedure.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). An agreed-upon procedures engagement involves the practitioner performing specific procedures that the engaging party has agreed to and acknowledged to be appropriate for the purpose of the engagement and reporting on findings based on the procedures performed. We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-3 and for its compliance with the requirements for exclusion from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the period from May 9, 2025 to December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Aspida Financial Distributors, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

March 30, 2026